                                                   Filed by The MONY Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                         Subject Company: The Advest Group, Inc.
                                                     Commission File No.: 1-8408



[MONY LOGO]                                                                                [ADVEST LOGO]
THE MONY GROUP INC.                          NEWS RELEASE
1740 Broadway  New York, NY 10019            MONY MEDIA CONTACTS:                          ADVEST MEDIA CONTACT:
212 708 2000 212 708 2399 Fax                Mary Taylor  212 708 2250                     Sandra Rodriguez  860 509 2074
                                             Christopher Breslin 212 708 2435
                                             MONY INVESTOR CONTACT:
                                             Derrick Vializ 212 708 2917

       ADVEST TO JOIN THE MONY GROUP, AS FIRMS SIGN ACQUISITION AGREEMENT

NEW YORK -- August 24, 2000 -- The MONY Group Inc. (NYSE:MNY) and The Advest Group, Inc. (NYSE:ADV) announced today that they have signed a definitive agreement for MONY to acquire Advest in a stock-and-cash transaction.

The definitive agreement provides that the purchase price to be paid to Advest shareholders will be fixed five days prior to the transaction closing date using the 10-day average closing price of MONY's shares at that time. If, for example, the 10-day average closing price of MONY's shares is $35 at that time, Advest holders would receive $31 per share or a total of approximately $275 million based on Advest's outstanding common shares. Advest stockholders may elect to receive the final purchase price in cash, shares of MONY common stock, or a combination of cash and MONY shares. These elections will then be adjusted on a pro rata basis to produce an aggregate purchase price consisting of 49.9% cash and 50.1% MONY common stock. The transaction is expected to be treated as a tax-free reorganization.

The transaction brings to MONY a highly productive retail network of more than 500 Advest financial advisors who offer a range of financial planning, brokerage, insurance, trust and asset management services to their high-income and high net worth clients in 15 states and Washington, D.C. At June 30, 2000, Advest's client assets totaled approximately $30 billion. The firm also offers investment advisory and management services through its Boston Advisors subsidiary, as well as fixed income and equity capital markets services to clients in selected markets.

"The combination of Advest with MONY represents an important step forward for our companies and is compelling from strategic, operating and financial perspectives," said Michael I. Roth, The MONY Group's Chairman and CEO.

"It brings together two firms with a shared vision and approach to achieving sustainable competitive advantage in the financial services marketplace. It broadens both companies' product portfolios, as well as our ability to distribute those offerings to current and potential clients. It enhances our ability to build shareholder value by growing revenues, more efficiently managing resources, improving operating earnings and increasing our return on equity," Mr. Roth said.

Grant W. Kurtz, CEO of Advest commented, "We are very excited that our firm will be joining The MONY Group. MONY's financial strength and technological resources will significantly enhance opportunities to build our brand, grow our network, attract more customers, and better serve our existing clients. By joining forces with MONY, we are taking an important step forward in our goal of becoming the investment firm of choice for the markets we serve."

Upon completion of the acquisition, Advest will continue to keep its headquarters in Hartford, CT, operating under its own brand name and management structure, with Mr. Kurtz reporting to Mr. Roth. A $60 million retention plan has been formed for key Advest financial advisors. In addition, MONY will retire Advest's existing stock options, which at an assumed price of $31 per share for Advest's common stock, will result in a pre-tax payment of approximately $16 million.

The transaction will be accounted for using the purchase accounting method. MONY anticipates that the transaction will be accretive on a cash basis in 2001, the first full year after it closes. MONY also believes that, with the amortization of goodwill required under the purchase accounting method, the acquisition will be accretive on a GAAP reporting basis in 2002.

MONY expects to issue approximately 3.9 million shares of common stock, in connection with the acquisition. The cash consideration to be received by Advest shareholders will initially be financed via short-term debt; the company expects to replace this acquisition facility with permanent financing within one year.

"The revenue and earnings growth momentum we expect to realize through this transaction will play an important part in helping us to reach our key goal: achieving a 10% return on equity." said Mr. Roth. "At the same time, we continue to enjoy significant excess capital and financial flexibility. We remain focused on deploying our financial resources in order to further build value for our shareholders."

In connection with the transaction, Advest has granted MONY a stock option to acquire up to 19.9% of the shares of common stock of Advest under certain circumstances. Advest is also obligated to pay MONY a fee of $10.0 million, if the agreement is terminated under certain circumstances. In addition, holders of approximately 20% of Advest's outstanding common stock have entered into an agreement with MONY under which such holders have agreed, among other things, to vote, or cause their shares to be voted, in favor of the transaction.

Completion of the acquisition is subject to normal closing conditions, including approval by Advest's shareholders and various regulatory approvals. The companies expect the closing to occur in the calendar fourth quarter, 2000.

Donaldson, Lufkin & Jenrette served as financial advisor to The MONY Group Inc. and Goldman, Sachs & Co. served as financial advisor to The Advest Group, Inc. in connection with the transaction.


ABOUT THE ADVEST GROUP, INC.

The Advest Group, Inc. is a diversified financial services company listed on the New York Stock Exchange under the symbol ADV. Advest, Inc., its principal subsidiary, provides brokerage, trading, investment banking and asset management services to retail and institutional investors through 90 sales offices in 15 states and Washington, DC. Advest Bank and Trust provides trust services primarily through Advest, Inc.'s branch network.


ABOUT THE MONY GROUP INC.

The MONY Group Inc. (NYSE: MNY) is the holding company for the member companies of The MONY Group, which provide financial protection and asset accumulation products and services. Member companies include MONY Life Insurance Company, founded in 1842 as The Mutual Life Insurance Company of New York; MONY Life Insurance Company of America; U.S. Financial Life Insurance Company; Enterprise Capital Management, Inc.; MONY Securities Corporation; and Trusted Securities Advisors Corp.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements with respect to the anticipated effects of the transaction. Actual results of the transaction could be significantly different. Factors that could affect results include those set forth in the Securities and Exchange Commission filings of Advest and MONY. Although forward-looking statements help to provide complete information about future prospects, readers should keep in mind that forward-looking statements are much less reliable than historical information.

ADDITIONAL INFORMATION AND WHERE TO FIND IT:

Advest plans to file a Registration Statement on SEC Form S-4 containing a proxy statement/prospectus and other relevant documents with the SEC. Before making any voting or investment decisions, investors and security holders are urged to carefully read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about MONY, Advest, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC through the web site maintained by the SEC at http://www.sec.gov.

Both companies' shares are traded on the New York Stock Exchange (ticker symbols ADV and MNY). Both companies file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by the companies at the SEC public reference rooms at 450 Fifth St., N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York and Chicago.

Advest, its directors, executive officers and certain members of management and employees may be soliciting proxies from Advest stockholders in favor of the approval of the merger agreement. A description of any interests, direct or indirect, that Advest's directors and executive officers have in the transaction will be included in the proxy statement/prospectus.


                                      # # #

                  THE MONY GROUP INC. / THE ADVEST, GROUP INC.
                           ACQUISITION FACT SHEET / 1

COMPANIES AT-A-GLANCE

                                      MONY                               Advest
                                      ----                               ------
Founded:                              1847                               1898

Headquarters:                         1740 Broadway                      90 State House Square
                                      New York, NY                       Hartford, CT

Employees:                            2,430                              1,780

Chairman and CEO:                     Michael I. Roth                    Allen Weintraub, Chairman
                                                                         Grant W. Kurtz, CEO

Public company since:                 1998                               1980

Shares outstanding:                   47 million                         8.9 million

Areas of operation:                   U.S.: National                     U.S.: National
                                      Latin America

Principal businesses:                 Financial Protection               Private Client Group (financial planning,
                                       (variable universal, universal,    brokerage, banking, insurance, trust
                                        whole and term life)              and investment management services)
                                                                          to individual clients
                                      Asset Accumulation
                                       (variable annuities and           Capital Markets Group (fixed income
                                        Enterprise mutual funds)          and equity capital markets services to
                                                                          institutions in select markets)

                                                                         Boston Advisors asset management
                                                                          services

Key distribution
 channels:                            2,245 career agents                500 plus financial advisors
                                      435 broker-dealers*
                                      236 brokerage general agencies*
                                      350 accountants/CPAs
                                      58 COLI brokers*

No. of sales offices:                 54                                 90 retail brokerage offices

Principal operating
 subsidiaries:                   MONY Life Insurance Company             Advest, Inc. (broker-dealer)
                                 MONY Life Insurance Co. of              Advest Bank and Trust Company
                                   America                               Boston Advisors
                                 Enterprise Capital Management
                                 US Financial Life Insurance Company
                                 Trusted Securities Advisors Corp.

                     THE MONY GROUP INC. / ADVEST GROUP INC.
                           ACQUISITION FACT SHEET / 2

STRATEGIC BUSINESS RATIONALE

The transaction brings together two firms that share:

- A commitment to advice-based, professional distribution systems as a means of building competitive advantage

-        History of professionalism and integrity in the marketplace

- Sharp focus on higher-income markets who need and value advice for investment, retirement, estate and financial planning

GROWTH OPPORTUNITIES

- Provides Advest with greater financial strength and technological resources to build its customer base and Private Client Group network

- Broadens Advest Private Client Group product portfolio to include quality portfolio of risk management products and enhances MONY's distribution of its insurance, annuity and Enterprise mutual fund products

- Broadens MONY career agent product portfolio to include investment products and services from Advest and enhances Advest's ability to distribute its asset management, investment banking and trust services

TRANSACTION DETAILS

- Purchase price will be fixed five days prior to the transaction closing date using the 10-day average closing price of MONY's shares at that time.

- Assuming an average price of $35.00 per share for MONY's common stock, Advest shareholders would receive $31 per share and the aggregate value of the transaction would be about $275 million.

                                                              Then the Implied Price Per Share
         If the Average Price Is                              of Company Common Stock Is
         -----------------------                              --------------------------
                   $24.50                                               $27.71
                    28.00                                                29.45
                    31.50                                                29.45
                    35.00                                                31.00
                    38.50                                                32.55
                    42.00                                                32.55
                    45.50                                                33.97

- Advest stockholders may elect to receive the final purchase price in cash, shares of MONY common stock, or a combination of cash and MONY shares. These elections will then be adjusted on a pro rata basis to produce an aggregate purchase price consisting of 49.9% cash and 50.1% MONY common stock.

FINANCING

- MNY will issue approximately 3.9 million shares to pay for stock consideration ADV holders will receive

-        Cash to be financed via debt

FINANCIAL IMPACT

-        Accretive to MONY's earnings and ROE in 2001 (excluding goodwill);
         accretive in 2002 on a GAAP reporting basis

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995

The materials contain forward-looking statements with respect to the anticipated effects of the transaction. Actual results of the transaction could be significantly different. Factors that could affect results include those set forth in the Securities and Exchange Commission filings of Advest and MONY. Although forward-looking statements help to provide complete information about future prospects, readers should keep in mind that forward-looking statements are much less reliable than historical information.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Advest plans to file a Registration Statement on SEC Form S-4 containing a proxy statement/prospectus and other relevant documents with the SEC. Before making any voting or investment decisions, investors and security holders are urged to carefully read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about MONY, Advest, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC through the web site maintained by the SEC at http://www.sec.gov.

Both companies' shares are traded on the New York Stock Exchange (ticker symbols ADV and MNY). Both companies file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by the companies at the SEC public reference rooms at 450 Fifth St., N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York and Chicago.

PARTICIPANTS IN SOLICITATION

Advest, its directors, executive officers and certain members of management and employees may be soliciting proxies from Advest stockholders in favor of the approval of the merger agreement. A description of any interests, direct or indirect, that Advest's directors and executive officers have in the transaction will be included in the proxy statement/prospectus.


 * indicates third party selling agreements

[MONY LOGO]                                                                      [ADVEST LOGO]
THE MONY GROUP INC.                          NEWS RELEASE
1740 Broadway  New York, NY 10019            MEDIA CONTACTS:
212 708 2000 212 708 2399 Fax                Mary Taylor  212 708 2250
                                             Christopher Breslin 212 708 2435
                                             INVESTOR CONTACT:
                                             Derrick Vializ 212 708 2917

The MONY Group Inc. to Webcast Presentation on its Acquisition of The Advest Group, Inc.

NEW YORK (August 24, 2000) -

WHAT: A live Webcast of The MONY Group's presentation to members of the investment community regarding the acquisition of The Advest Group, Inc.

WHO: Members of The MONY Group Inc.'s (NYSE: MNY) and The Advest Group, Inc.'s (NYSE: ADV) senior management team, including:

         Michael I. Roth, Chairman & Chief Executive Officer of The MONY Group Inc. Grant W. Kurtz, CEO of The Advest Group, Inc.

         Other members of MONY's management team participating in the call will be:
         Samuel J. Foti, CLU, President & Chief Operating Officer
         Richard Daddario, Executive Vice President & Chief Financial Officer Kenneth Levine, Executive Vice President & Chief Investment Officer

WHEN:    Thursday, August 24, 2000; 11:00 a.m. EDT

HOW:     Through The MONY Group's Web site at: www.mony.com/InvestorRelations/

A replay of the presentation will be available beginning at 1:00 p.m. Please note that only members of the investment community will be able to participate in the question and answer session following the presentation. Members of the news media are invited to contact Mary Taylor at 212/708-2250 or Christopher Breslin at 212/708-2435 with any questions after the call has concluded.

ABOUT THE MONY GROUP INC.

The MONY Group Inc. (NYSE: MNY) is the holding company for the member companies of The MONY Group, which provide financial protection and asset accumulation products and services. Member companies include MONY Life Insurance Company (founded in 1842 as The Mutual Life Insurance Company of New York); MONY Life Insurance Company of America; U.S. Financial Life Insurance Company; Enterprise Capital Management, Inc.; MONY Securities Corporation; and Trusted Securities Advisors Corp.

August 24, 2000

Today, I am writing to announce an exciting and significant development in the history of our company. Advest has agreed to be purchased by The MONY Group Inc., a New York City-based financial services company.

While our 101-year-old company has long valued its independence, after serious consideration and thoughtful discussion our senior management team decided that a partnership with The MONY Group provided us a singular opportunity to improve and grow our business. As you will see, MONY is a terrific fit with Advest. MONY also values the advice model that has proved extremely successful for us, and has served to distinguish us from our competitors. Their many strengths will help us to continue to grow and enhance our ability to meet the needs of our clients.

Meanwhile, MONY sees our entire organization -- our people, products and services -- as a strategic acquisition. They value our highly-skilled organization of financial advisors, the strength of our brand with customers, the similarity of our target markets and the breadth and depth of our product and services, including our trust and asset management services. In terms of strengths and strategy, there really could not be a better match.

Our two organizations are also culturally compatible. MONY is also a company with a rich history, and, like us, the 157-year-old company is progressive and forward-thinking. The entire organization -- from senior management to their financial professionals -- embraces a commitment to integrity and professionalism. Most importantly, MONY also values the advice model that has proved extremely successful for us, and has served to distinguish us from our competitors.

Essentially, our organization will operate as it always has -- except with an eye toward leveraging the best both of our organizations have to offer. We will operate as a subsidiary of The MONY Group; we will retain our brand identity and our management team has agreed to stay on to continue running the company. MONY's philosophy -- which they have found to be successful over the years -- is to provide the management of its subsidiaries all the autonomy, resources and support that they need to grow and continue to succeed. I will be reporting to MONY's Chairman and Chief Executive Officer, Michael Roth.

Of course, no memo can fully explain the nuances of a deal like this. So, in the upcoming weeks and months we will let you know how our two organizations will begin the process of working together. Linked to this letter are two documents that should give you more insight on the deal: the news release announcing our partnership, as well as a series of questions and answers that provides more detail on our working relationship moving forward.

FOR ADVEST EMPLOYEES WHO WERE UNABLE TO ATTEND OR LISTEN TO THIS MORNING'S COMPANY-WIDE MEETING DISCUSSING THE TRANSACTION, AN AUDIO REPLAY WILL BE AVAILABLE BY 11 A.M. A separate announcement with more information for listening to the replay will be circulated shortly. In addition, at 11 a.m. (E.S.T.) today, members of MONY and Advest's senior management teams will discuss details of the deal on a conference call with the investment community. ADVEST EMPLOYEES ARE WELCOME TO LISTEN TO A REPLAY OF THE CONFERENCE CALL, WHICH WILL BE AVAILABLE AFTER 1 P.M. (E.S.T.) AGAIN, MORE SPECIFIC INFORMATION FOR DIALING INTO THE CALL WILL BE FORTHCOMING.


This is an exciting day, and I hope you share my enthusiasm for this new chapter in our organization's history.

Sincerely,

Grant W. Kurtz


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995

These materials contain forward-looking statements with respect to the anticipated effects of the transaction. Actual results of the transaction could be significantly different. Factors that could affect results include those set forth in the Securities and Exchange Commission filings of Advest and MONY. Although forward-looking statements help to provide complete information about future prospects, readers should keep in mind that forward-looking statements are much less reliable than historical information.

ADDITIONAL INFORMATION AND WHERE TO FIND IT


Advest plans to file a Registration Statement on SEC Form S-4 containing a proxy statement/prospectus and other relevant documents with the SEC. Before making any voting or investment decisions, investors and security holders are urged to carefully read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about MONY, Advest, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC through the web site maintained by the SEC at http://www.sec.gov.

Both companies' shares are traded on the New York Stock Exchange (ticker symbols ADV and MNY). Both companies file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by the companies at the SEC public reference rooms at 450 Fifth St., N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York and Chicago.

PARTICIPANTS IN SOLICITATION

Advest, its directors, executive officers and certain members of management and employees may be soliciting proxies from Advest stockholders in favor of the approval of the merger agreement. A description of any interests, direct or indirect, that Advest's directors and executive officers have in the transaction will be included in the proxy statement/prospectus.

                           QUESTIONS AND ANSWERS ON:
            THE MONY GROUP INC.'S PURCHASE OF THE ADVEST GROUP, INC.


Q: WHY DID THE MONY GROUP PURCHASE THE ADVEST GROUP, INC.?

A: First and foremost, both MONY and Advest share a common vision and strategy. The cultures of both organizations are firmly committed to the advice-based approach to the marketplace. In addition to having a strong history, MONY and Advest also believe that the needs of the customer are a financial professional's first priority.

Furthermore, we both have made strong commitments to increasing value for our shareholders and customers, as well as capitalizing on our strong brand names. Equally important is our shared commitment to ethics, integrity and professionalism.

This combination will broaden our product and service offering, as well as our ability to distribute those products and services. MONY and Advest's resources will complement each other. Advest's trust and asset management services enhance our product portfolio, and our portfolio of insurance, annuities and mutual funds will enable their financial advisors to better meet the financial, retirement and estate planning needs of their clients.

In terms of strengths, vision and strategy, there couldn't be a better match than MONY and Advest.

Q: DOES MONY HAVE A PRESENCE IN ADVEST'S KEY GEOGRAPHIC MARKETS?

A: As a result of this combination, we will certainly be looking to capitalize on geography, relationships and other opportunities. Advest's more than 500 financial advisors are located in 91 offices in 15 states and Washington, D.C. And MONY has 54 offices and 2,200 career agents across the country.

Q: YOU'VE MENTIONED THAT MONY AND ADVEST HAVE SIMILAR APPROACHES TO THE MARKETPLACE. WHAT SYNERGIES EXIST BETWEEN MONY'S FIELD FORCE AND/OR COMPLEMENTARY DISTRIBUTION CHANNELS AND ADVEST'S FINANCIAL ADVISORS?

A: The opportunities for our financial professionals (as well as Advest's financial advisors) in terms of product offering, marketing support and strong client relationships, is one of the primary drivers for this transaction.

As a result of the combination, MONY financial professionals will gain access to Advest's various investment products and services, including asset management and trust services. The result will be a larger product portfolio from which to serve our customers. We also see tremendous opportunity for meeting a broader spectrum of client needs in our Trusted Advisors relationships with accounting professionals.

The deal, meanwhile, will provide Advest with greater financial strength and technological resources to foster their customer base. It also offers their financial advisors the ability to broaden their services to include MONY's quality portfolio of risk management, insurance, annuity and Enterprise mutual fund products.

Q: Will Advest's brokerage force be expanded?

A: We expect the number of financial advisors in the Advest organization to continue to grow, for three reasons. First, their strategy has been to attract seasoned, successful professionals who want a more personalized service environment. Second, they stand to benefit tremendously from our resources and financial strength. Finally, we believe that our companies' combined operations provide an excellent platform for additional acquisitions of select broker/dealers in the future.

Q: WILL MONY OFFER ITS CLIENTS ENHANCED BROKERAGE OR TRUST SERVICES? IF SO, WHAT IS THE TIMEFRAME FOR DOING SO? WILL THIS BE DONE THROUGH MONY CAREER AGENTS OR ADVEST FINANCIAL ADVISORS?

A: One of the major benefits we saw in purchasing Advest was the ability to leverage their strengths and product portfolio (managed accounts, trust, custody and retirement products). Sometime next year we plan to roll out some of their product offerings to our customers. More likely than not, these services will either be offered individually by MONY financial professionals or by MONY financial professionals working in tandem with Advest's financial advisors.

Q: Will Advest's financial advisors sell MONY proprietary products?

A: Over time, we expect that Advest's financial advisors will become familiar with MONY's portfolio of insurance, annuities and mutual funds. One of the benefits of this combination is that Advest's financial advisors will now have access to MONY's product portfolio. However, there will not be a quota for sales of MONY's proprietary products.

Q: How will Advest fit into the MONY organization?

A: As a subsidiary of The MONY Group, Advest will continue to be led by their CEO Grant W. Kurtz, who will report to Chairman and CEO, Michael Roth. As in the past, our philosophy is to give the management of subsidiaries the autonomy and support that they need to grow. Therefore, Advest will retain its brand identity. Their senior management team has agreed to continue running the company. MONY considers the experience and cohesion of Advest's management to be a key strength.

Q: Will any of MONY and Advest's resources be consolidated as a result of the acquisition?

A: MONY and Advest recognize that a key element in the success of this partnership will be to effectively utilize the human and technological resources of both organizations. By combining our talents and abilities, we should create a stronger, more efficient organization that can grow faster and more profitably. For example, activities such as stock company functions will be absorbed by MONY. To identify the best opportunities for growth and synergies, an integration team of MONY and Advest managers, headed by MONY President and COO Sam Foti, has been formed to ensure a successful integration. This team will focus on developing plans to increase revenue growth, take advantage of potential synergies and leverage economies of scale. Once these integration plans are completed, we will announce any actions that will be taken at MONY or Advest.

Q: WILL ADVEST REMAIN IN HARTFORD, CONN.?

A: Yes, Advest will retain its current headquarters in Hartford. Other companies that we have acquired have also maintained their original base of operations. For example, two key subsidiaries still maintain their headquarters in their original locations -- U.S. Financial Life in Cincinnati and the Enterprise Group of Funds in Atlanta.

Q: DID ACCESS TO TECHNOLOGY PLAY A ROLE IN THIS TRANSACTION?

A: Both MONY and Advest bring significant technological capabilities to the table. Our technology expertise has been recognized by many within and outside our industry, and we have made investments in our Information Technology operation and e-commerce initiatives. Advest, meanwhile, has an online customer account capability that we could adapt for our customers.

Q: WHAT ARE THE DETAILS OF THE ACQUISITION?

A: In brief, The MONY Group is paying approximately $275 million in MONY stock and cash for Advest. To pay for the purchase, we will issue about 3.9 million new shares of our stock and borrow the remainder of the money needed for the deal. Upon completion of the deal, there will be 52 million outstanding shares of MONY Group stock. For further information on the acquisition, please consult the companies' news release.

Q: What approvals are required for this transaction to become official?

A: So far, our Board of Directors and Advest's board have approved the transaction. Next, the deal must be ratified by Advest shareholders. Finally, the Securities and Exchange Commission and the Office of Thrift Supervision must review the deal. Although the New York State Insurance Department does not have to approve the transaction, we intend to work closely with them and keep them apprised of our progress.

Q: When will the transaction be complete?

A: The deal should be complete (or "closed") after receiving shareholder and regulatory approval. We expect this to occur by the end of this calendar year.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995

These materials contain forward-looking statements with respect to the anticipated effects of the transaction. Actual results of the transaction could be significantly different. Factors that could affect results include those set forth in the Securities and Exchange Commission filings of Advest and MONY. Although forward-looking statements help to provide complete information about future prospects, readers should keep in mind that forward-looking statements are much less reliable than historical information.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Advest plans to file a Registration Statement on SEC Form S-4 containing a proxy statement/prospectus and other relevant documents with the SEC. Before making any voting or investment decisions, investors and security holders are urged to carefully read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about MONY, Advest, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC through the web site maintained by the SEC at http://www.sec.gov.

Both companies' shares are traded on the New York Stock Exchange (ticker symbols ADV and MNY). Both companies file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by the companies at the SEC public reference rooms at 450 Fifth St., N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York and Chicago.

PARTICIPANTS IN SOLICITATION

Advest, its directors, executive officers and certain members of management and employees may be soliciting proxies from Advest stockholders in favor of the approval of the merger agreement. A description of any interests, direct or indirect, that Advest's directors and executive officers have in the transaction will be included in the proxy statement/prospectus.

August 24, 2000

Subject: THE MONY GROUP INC. ACQUIRES THE ADVEST GROUP, INC.

To All MONY Financial Professionals:

We are delighted to announce The MONY Group Inc. has signed a definitive agreement to purchase The Advest Group, Inc., a Hartford, Connecticut-based financial services holding company, for a total purchase price of $275 million.

For some time, MONY has looked to invest in businesses that will complement our current organization and enhance our product and service capabilities. As with past acquisitions, we looked for growth-oriented firms that could work well with our core business and serve shareholders by bolstering revenues. Advest fit the bill perfectly -- a 101-year-old forward-thinking company with a rich history, a commitment to integrity and a vision that embraces the advice model.

The Advest acquisition will result in immediate positives for both organizations. For example, MONY and Advest -- both of which encourage the continuous training of their field forces -- will now be able to expand respective product and service offerings, as well as target markets and distribution channels. Advest's network of high-performing financial advisors is focused on meeting the financial, retirement and estate planning needs of their clients; MONY's portfolio of insurance, annuities and mutual funds enhances their ability to do so. Conversely, Advest's trust and asset management services enhance the product portfolio for MONY's distribution channels.

Operating in 15 states and Washington, D.C., Advest has client assets totaling nearly $30 billion and employs a business model similar to MONY's: providing financial guidance and services for a high-end clientele -- business owners, professionals and their families, and retirees -- through a sales force of more than 500 specially-trained financial advisors. Advest also offers a wide variety of services, including financial planning, trust and asset management products, use of a federally-chartered trust company, and a well-respected institutional fixed income business.

As in our acquisitions of U.S. Financial Life and Trusted Advisors, Advest will operate as an independent subsidiary, retaining its own brand name and identity. The firm's management team has agreed to continue running the company and the organization will be overseen by current Advest Chief Executive Officer, Grant
W. Kurtz, who will report to me.

To provide you with more details about this exciting acquisition, which is expected to in the fourth quarter, we have attached:

- The news release announcing the deal to the news media and the investment community

-        A high-level series of questions and answers (Q&As) on the acquisition

-        A fact sheet on both companies

- At 11 a.m. (E.S.T.) today, members of MONY and Advest's senior management teams will discuss details of the deal on a conference call with the investment community. ALL MONY FINANCIAL PROFESSIONALS ARE WELCOME TO LISTEN TO A REPLAY OF THE CONFERENCE CALL, WHICH WILL BE AVAILABLE AFTER 1 P.M. E.S.T. A separate announcement with specifics on that call will be circulated shortly.

- AT 1:30 P.M. (E.S.T.), MYSELF, PRESIDENT AND CHIEF OPERATING OFFICER SAM FOTI AND SENIOR VICE PRESIDENT STEPHEN HALL WILL DISCUSS DETAILS OF THE DEAL WITH OUR FIELD FORCE. Again, a separate announcement with specifics on that call will be circulated shortly.

Finally, if after the conference call, you still have questions, please send a Lotus Notes email to the MONY INFOLINK mailbox. Simply type in the words "MONY INFOLINK" in the "To:" field and send your message.

We are extremely excited about the acquisition of Advest. They are a dynamic, fast-growing and well-managed firm with great employees who, like us, understand the value of customer service. Please join us in welcoming Advest's management and organization to The MONY Group family.


Sincerely,

Michael I. Roth
Chairman and Chief Executive Officer

Samuel J. Foti, CLU
President and Chief Operating Officer


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995

These materials contain forward-looking statements with respect to the anticipated effects of the transaction. Actual results of the transaction could be significantly different. Factors that could affect results include those set forth in the Securities and Exchange Commission filings of Advest and MONY. Although forward-looking statements help to provide complete information about future prospects, readers should keep in mind that forward-looking statements are much less reliable than historical information.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Advest plans to file a Registration Statement on SEC Form S-4 containing a proxy statement/prospectus and other relevant documents with the SEC. Before making any voting or investment decisions, investors and security holders are urged to carefully read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about MONY, Advest, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC through the web site maintained by the SEC at http://www.sec.gov.

Both companies' shares are traded on the New York Stock Exchange (ticker symbols ADV and MNY). Both companies file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by the companies at the SEC public reference rooms at 450 Fifth St., N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York and Chicago.

PARTICIPANTS IN SOLICITATION

Advest, its directors, executive officers and certain members of management and employees may be soliciting proxies from Advest stockholders in favor of the approval of the merger agreement. A description of any interests, direct or indirect, that Advest's directors and executive officers have in the transaction will be included in the proxy statement/prospectus.

                           QUESTIONS AND ANSWERS ON:
            THE MONY GROUP INC.'S PURCHASE OF THE ADVEST GROUP, INC.


Q: WHY IS THE ADVEST GROUP, INC. JOINING THE MONY GROUP?

A: First and foremost, both Advest and MONY share a common vision and strategy. The cultures of both organizations are firmly committed to the advice-based approach to the marketplace. In addition to having a strong history, Advest and MONY serve similar target markets and believe that the needs of the customer are a financial professional's first priority.

Furthermore, we both have made strong commitments to increasing value for our shareholders and customers, as well as capitalizing on our strong brand names. Equally important is our shared commitment to ethics, integrity and professionalism.

This combination will enhance our ability to solve client problems and offer more comprehensive solutions for their needs. Advest and MONY's resources will complement each other we will be better positioned to grow and adapt to an ever-changing financial landscape.

In terms of strengths, vision and strategy, there couldn't be a better match than Advest and MONY.

Q: WILL THIS COMBINATION HELP ADVEST EXPAND ITS PRESENCE IN CERTAIN GEOGRAPHIC MARKETS?

A: As a result of this combination, we will certainly be looking to capitalize on geography, relationships and other opportunities. Our more than 500 financial advisors are located in 91 offices in 15 states and Washington, D.C. MONY has 54 offices and 2,200 career agents across the country.

Q: HOW WILL ADVEST FIT INTO THE MONY ORGANIZATION?

A: As a subsidiary of The MONY Group, Advest will continue to be led by Grant W. Kurtz, who will report to MONY's Chairman & CEO, Michael Roth. MONY's philosophy is to give the management of its member companies the autonomy and support they need to grow. We will retain our brand identity and our management team has agreed to continue running the company.

As an example, in late 1998, MONY acquired Cincinnati-based life insurer U.S. Financial Life (USFL). Since becoming a subsidiary of The MONY Group, USFL has received two insurance ratings upgrades and grown and expanded its business.

The experience and cohesion of Advest's management is a key strength in this partnership.

Q: Will any of Advest's or MONY's resources be consolidated as a result of the acquisition?

A: MONY and Advest recognize that a key element in the success of this partnership will be to utilize effectively the human and technological resources of both organizations. By combining our talents and abilities, we should create a stronger, more efficient organization that can grow faster and more profitably. For example, activities such as stock company functions will be absorbed by MONY. To identify the best opportunities, an integration team of Advest and MONY managers, headed by MONY President and COO Sam Foti, has been formed to ensure a successful integration. This team will focus on developing plans to increase revenue growth, take advantage of potential synergies and leverage economies of scale. Once these integration plans are completed, we will announce any actions that will be taken at either Advest or MONY.

Q: WILL ADVEST REMAIN IN HARTFORD, CT?

A: Yes, Advest will retain its current headquarters in Hartford. Other companies that have been acquired by MONY have maintained their original base of operations as well. For example, MONY has two key subsidiaries that have headquarters in their original locations -- U.S. Financial Life in Cincinnati and the Enterprise Group of Funds in Atlanta.

Q: WILL ANY CHANGES BE MADE TO ADVEST'S EMPLOYEE BENEFITS PLANS?

A: NO CHANGES ARE PLANNED AT THIS TIME. THE TRANSACTION WILL NOT AFFECT THE BENEFITS POLICIES AND PROGRAMS THAT YOU CURRENTLY ENJOY. INITIALLY, YOUR MEDICAL AND DENTAL PROGRAMS WILL REMAIN THE SAME AND THE THRIFT PLAN (401(K)) WILL REMAIN UNCHANGED. THE ADVEST/MONY INTEGRATION TEAM WILL WORK TO ENSURE CONSISTENCY IN BENEFITS PLANS AMONG MONY MEMBER COMPANIES, WITH THE GOAL BEING TO ENSURE THAT BENEFITS HELP US TO ATTRACT AND RETAIN EMPLOYEES.

Q: YOU'VE MENTIONED THAT ADVEST AND MONY HAVE SIMILAR APPROACHES TO THE MARKETPLACE. WHAT SYNERGIES EXIST BETWEEN ADVEST'S FINANCIAL ADVISORS AND MONY'S FIELD FORCE AND/OR COMPLEMENTARY DISTRIBUTION CHANNELS?

A: The opportunities for our financial advisors (as well as MONY's financial professionals) in terms of product offering, marketing support and strengthening client relationships, is one of the primary drivers for this transaction.

First, this transaction will provide us with greater financial strength and technological resources to build our customer base and Private Client Group network.

In addition, it broadens our Private Client Group product portfolio to include MONY's quality portfolio of risk management products along with access to their very attractive "best of breed" mutual funds and variable annuities. In addition, MONY has strong training programs that can enhance our Advest Institute.

As a result of this combination, MONY's financial professionals will gain access to investment products and services from Advest, while also enhancing our ability to distribute our asset management and trust services.

Q: WILL ADVEST'S BROKERAGE FORCE BE EXPANDED?

A: We expect the number of financial advisors in our organization will continue to grow, for three reasons. First, our strategy has been to attract seasoned, successful professionals who want a more personalized service environment. Second, our company will benefit from some of MONY's resources and their financial strength. Finally, we believe that our companies' combined operations provide an excellent platform for additional acquisitions of select broker/dealers in the future.

Q: WILL MONY OFFER ITS CLIENTS ENHANCED BROKERAGE OR TRUST SERVICES? IF SO, WHAT IS THE TIMEFRAME FOR DOING SO? WILL THIS BE DONE THROUGH MONY FINANCIAL PROFESSIONALS OR ADVEST FINANCIAL ADVISORS?

A: One of the major benefits MONY saw in purchasing Advest was the ability to leverage our strengths and product portfolio (managed accounts, trust, custody and retirement products). MONY has plans to roll out some of these offerings sometime next year. More likely than not, these services will either be offered by individual MONY financial professionals or in tandem with our financial advisors.

Q: Will Advest's financial advisors now sell MONY proprietary products?

A: Over time, we expect that our financial advisors will become familiar with MONY's portfolio of insurance, annuities and mutual funds. One of the benefits of this combination is that our financial advisors now have access to MONY's robust product portfolio. However, there will not be a quota for sales of MONY's proprietary products.

Q: How will technology play a role in this transaction?

A: Both Advest and MONY bring significant technological capabilities to the table. MONY's technology expertise has been recognized by many within and outside our industry. MONY has made a number of investments in its Information Technology operation and e-commerce initiatives. In addition, their website and intranet offer planning and marketing tools that could benefit our financial advisors. We, in turn, have an online customer account capability that MONY could adapt for its customers.

Q: WHAT ARE THE DETAILS OF THE ACQUISITION?

A: In brief, The MONY Group is paying approximately $275 million in MONY stock and cash for Advest. To pay for the purchase, MONY will issue about 3.9 million new shares of its own stock and borrow the remainder of the money needed for the deal. For further information on the acquisition, please consult the companies' news release.

Q: What approvals are required for this transaction to become official?

A: So far, our Board of Directors and MONY's have approved the transaction. Next, the deal must be ratified by our shareholders. Finally, the Securities and Exchange Commission and the Office of Thrift Supervision must review the deal.

Q: When will the transaction be complete?

A: The deal should be complete (or "closed") after receiving shareholder and regulatory approval. We expect this to occur by the end of this calendar year.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995

These materials contain forward-looking statements with respect to the anticipated effects of the transaction. Actual results of the transaction could be significantly different. Factors that could affect results include those set forth in the Securities and Exchange Commission filings of Advest and MONY. Although forward-looking statements help to provide complete information about future prospects, readers should keep in mind that forward-looking statements are much less reliable than historical information.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Advest plans to file a Registration Statement on SEC Form S-4 containing a proxy statement/prospectus and other relevant documents with the SEC. Before making any voting or investment decisions, investors and security holders are urged to carefully read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about MONY, Advest, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC through the web site maintained by the SEC at http://www.sec.gov.

Both companies' shares are traded on the New York Stock Exchange (ticker symbols ADV and MNY). Both companies file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by the companies at the SEC public reference rooms at 450 Fifth St., N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York and Chicago.

PARTICIPANTS IN SOLICITATION

Advest, its directors, executive officers and certain members of management and employees may be soliciting proxies from Advest stockholders in favor of the approval of the merger agreement. A description of any interests, direct or indirect, that Advest's directors and executive officers have in the transaction will be included in the proxy statement/prospectus.

Powerpoint Presentation
The MONY Group Inc.                 Advest Group, Inc.
Thursday, August 24, 2000


SLIDE 1

A Stronger, More Efficient
Platform to Deliver
Customer and Shareholder
Value

[MONY Group Logo]          [Advest Logo]

SLIDE 2

Safe Harbor Statement

Except with regard to historical information, statements in this presentation may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, as discussed in the Company's filings with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

[MONY Group Logo]          [Advest Logo]

SLIDE 3

Grant Kurtz
President and CEO
The Advest Group, Inc.


SLIDE 4

-        Commitment to Advice-Based Model through
         Professional Distribution Systems

         - Career Agents

         - Accountants and CPAs

         - Financial Advisors

-        Commitment to increasing Shareholder and Customer
         Value by Capitalizing on Strong Brand Names

-        Commitment to Integrity & Professionalism

-        Commitment to Servicing Higher Income Target Market
         With Similar Management Philosophy and Orientation

[[MONY Group Logo]                  [Advest Logo]

SLIDE 5

Strategic Value: Growth Opportunities
Financial strength and stability from a larger, More highly capitalized company

[Map of the eastern half of the United States]

[MONY Group Logo]          [Advest Logo]

SLIDE 6

Strategic Value: Growth Opportunities


                                                                                                              ADVEST
                                                                                                              BANKING,
                                                   MONY         USFL         MONY     ENTERPRISE   ADVEST    TRUST AND
                                  NUMBER        PROTECTION   PROTECTION    VALUABLE     MUTUAL      ASSET    CUSTODIAL
                                                                           ANNUITY      FUNDS       MGMT     SERVICES
Advest                             500+             XX           XX           XX          XX          X          X

Career                             2,417             X            X            X           X         XX         XX

BGA's                              236               X            X           XX          XX

Accountants/CPA's                  350               X                         X           X         XX         XX

Wirehouses                         435                                        XX           X
                                   FIRMS

COLI Brokers                        58               X

X  = Currently Available

XX = Future Opportunities


[MONY Group Logo]          [Advest Logo]

SLIDE 7

Strategic Value: A Stronger Platform
Leveraging Technology across Companies

MONY In Touch

Estate
Estate Tax Analysis
Financial Independence
Financial Profile

[MONY Group Logo]          [Advest Logo]

SLIDE 8

-        Transaction Summary

- Purchase price to be fixed 5 days prior to closing based on 10-day average closing price of MONY's share on that date

- Assuming an average price of $35.00 per share of MONY stock, Advest holders would receive $31 per share and aggregate transaction value would be $275 million.

- Advest holders may elect to receive cash, MONY shares or a combination of both; elections will be adjusted on a pro rata basis so that aggregate purchase price consists of 50% cash and 50% MONY stock

- $60 million retention pool for financial advisors; management incentives linked to post-acquisition results

-        Tax-free exchange for Advest holders

[MONY Group Logo]          [Advest Logo]

SLIDE 9

Michael I. Roth
Chairman and CEO
The MONY Group Inc.

SLIDE 10

The MONY Group Inc.

- A 157- old financial services company with a diverse product range and distribution channels

- Focused on providing financial protection and asset accumulation products to higher income individuals, families and business owners

-        Demutualization, IPO and NYSE listing in 1998

-        Assets:                        $25 billion as of June 30
         Operating earnings:            $210 million in 1999
         Capitalization:                $2.3 billion as of June 30
         Employees:                     2350 as of June 30

- Based in New York City, with HQ of operating subsidiaries in Atlanta (Enterprise) and Cincinnati (US Financial Life)

[MONY Group Logo]          [Advest Logo]

SLIDE 11

MONY Corporate Strategy

To optimize shareholder and customer value by leveraging The MONY Group's strong brand name in providing financial solutions to our target markets through professional distribution systems.

[MONY Group Logo]          [Advest Logo]

SLIDE 12

MONY's Value Proposition

Target Markets
Higher Income Individuals
Pre-Retirees
Family Builders
Dual Income Families
Small Business Owners

-        Focus on Customer Needs Not Product Sales

-        Ability to Offer Full Range of Protection and Accumulation Products

-        Intimacy and Long Term Customer Relationships

-        Partnership Between Home Office and Field

[Flow chart depicting]

[MONY Group Logo]          [Advest Logo]

SLIDE 13

A Balanced Approach

Focus on Protection and Accumulation Products

-        Protection Business

         --       $90 billion of in-force - 6/30/00

-        Accumulation Business

         --       $10.6 billion in AUM - 6/30/00

         --       Fee-based income opportunity

         --       Strong mutual fund sales

[pie chart depicting 2000 Operating Income]

Other 3%
Accumulation 30%
Protection 67%

[MONY Group Logo]          [Advest Logo]

SLIDE 14

Distribution Balance

[Block Graph depicting]

Protection
(First year annualized & single premiums)

-------------------------------------------------------------------------------------------------------------
                        Percent of Total
                        Sales
-------------------------------------------------------------------------------------------------------------
Complementary           49                    48                   61                    53
-------------------------------------------------------------------------------------------------------------
Career                  51                    52                   39                    47
-------------------------------------------------------------------------------------------------------------
                        1998                  1999                 2Q2000                2000P
-------------------------------------------------------------------------------------------------------------

Accumulation
(Assets raised)

-------------------------------------------------------------------------------------------------------------
                        Percent of Total
                        Sales
-------------------------------------------------------------------------------------------------------------
Complementary           39                    53                   58                    49
-------------------------------------------------------------------------------------------------------------
Career                  61                    47                   42                    51
-------------------------------------------------------------------------------------------------------------
                        1998                  1999                 2Q2000                2000P
-------------------------------------------------------------------------------------------------------------

[MONY Group Logo]          [Advest Logo]

SLIDE 15

Sources of Complementary Distribution

[Pie Chart depicting]

Enterprise Mutual                                       Insurance Sold
Funds                                                   Through
Sold through Broker-                                    Brokerage General
dealers                                                 Agencies
54%                                                     46%


On a weighted commission Basis as of June 30, 2000

[MONY Group Logo]          [Advest Logo]

SLIDE 16

Grant Kurtz
President and CEO
The Advest Group, Inc.

SLIDE 17

Pro Forma Organizational Structure

- Advest to Maintain Brand Identity and Management Structure, with Advest CEO Reporting to MONY Chairman & CEO


                             [MONY GROUP FLOW CHART]

                              The MONY Group, Inc.

    MONY Life Insurance Company                         Advest Group

MONY Life Insurance    US Financial Life      Advest, Inc.    Other Subsidiaries
Company of America

Enterprise Capital      MONY Securities
 Management Inc.

                       Trusted Advisors

Other Life and
   Non-Life


[MONY Group Logo]          [Advest Logo]

SLIDE 18

Integration Strategy

Structure

         Integration Team composed of representatives from both firms
                  - S. Foti to lead integration efforts

Participants

MNY                                                                ADV
R. Daddario             CFO                                        G. Kurtz              President, CEO
K. Levine               CIO                                        H. Branning           Sr. EVP
L. Cohen                Controller                                 A. Botwinick          Sr. EVP, Operations
V. Ugolyn               Chairman, President, ECM                   J. Giesea             Sr. EVP, Capital Markets
R. Connors              SVP, Marketing                             M. Lilienthal         EVP, CFO
P. D'Ambrisi            President, MSC                             D. Mullane            EVP, Private Client Group
J. Davis                VP - Corporate Development                 G. Boujoukos          Sr. EVP, Fixed Income
M. Taylor               VP, Communications                         L. Kuckro             EVP, General Counsel
G. Thakarar             VP, Human Resources
B. Schwartz             SVP, General Counsel

Focus Areas

         Producer Relations
         Sales Development
         Integrating Broker/Dealer Operations
         Financial Reporting
         Communications
         Employee Benefits/Human Resources

[MONY Group Logo]          [Advest Logo]

SLIDE 19

Advest & MONY

-        A Shared Vision and Strategy

-        History of Integrity and Professionalism

-        Enhanced Financial Strength

-        Stronger Technological Resources

-        More Opportunities: For Our Customers,
         Our People and Our Company

[MONY Group Logo]          [Advest Logo]

SLIDE 20

The MONY Group Inc.
and Advest Group, Inc.

A Stronger, More Efficient
Platform to Deliver
Customer and Shareholder
Value

August 24, 2000

[MONY Group Logo]          [Advest Logo]


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995

These materials contain forward-looking statements with respect to the anticipated effects of the transaction. Actual results of the transaction could be significantly different. Factors that could affect results include those set forth in the Securities and Exchange Commission filings of Advest and MONY. Although forward-looking statements help to provide complete information about future prospects, readers should keep in mind that forward-looking statements are much less reliable than historical information.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Advest plans to file a Registration Statement on SEC Form S-4 containing a proxy statement/prospectus and other relevant documents with the SEC. Before making any voting or investment decisions, investors and security holders are urged to carefully read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about MONY, Advest, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC through the web site maintained by the SEC at http://www.sec.gov.

Both companies' shares are traded on the New York Stock Exchange (ticker symbols ADV and MNY). Both companies file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by the companies at the SEC public reference rooms at 450 Fifth St., N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York and Chicago.

PARTICIPANTS IN SOLICITATION

Advest, its directors, executive officers and certain members of management and employees may be soliciting proxies from Advest stockholders in favor of the approval of the merger agreement. A description of any interests, direct or indirect, that Advest's directors and executive officers have in the transaction will be included in the proxy statement/prospectus.

Powerpoint Presentation
The MONY Group Inc.                 Advest Group, Inc.
Thursday, August 24, 2000

SLIDE 1

A Stronger, More Efficient
Platform to Deliver
Customer and Shareholder
Value
                                    August 24, 2000

[MONY Group Logo]          [Advest Logo]

SLIDE 2

Safe Harbor Statement

Except with regard to historical information, statements in this presentation may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, as discussed in the company's filings with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

[MONY Group Logo]          [Advest Logo]

SLIDE 3

Michael I. Roth
Chairman and CEO
The MONY Group, Inc.

SLIDE 4

A Shared Vision and Strategy

-    Commitment to Advice-Based Model through
     Professional Distribution Systems

     - Career Agents
     - Accountants and CPAs
     - Financial Advisors

-    Commitment to increasing Shareholder and Customer

     Value by Capitalizing on Strong Brand Names

-    Commitment to Integrity & Professionalism

-    Commitment to Servicing Higher Income Target Market
     With Similar Management Philosophy and Orientation

[MONY Group Logo]          [Advest Logo]

SLIDE 5

-    Transaction Meets MONY's Acquisition Criteria

-    Creates Value for MONY
     --   Immediately accretive on a cash EPS basis
     --   Increasingly accretive to EPS from 2002 on a GAAP reporting basis
     --   Improves ROE

-    Enhances distribution
     --   Over 500 financial advisors added

-    Broadens product offerings
     --   Asset management, trusts

-    Provides scale
     -- Technology, marketing, back office

[MONY Group Logo]          [Advest Logo]

SLIDE 6

Well Structured Transaction

-    Attractive Pricing Relative to Other Securities Brokerage Deals
     --   11x estimated calendar year 2001 earnings
     --   2x 6/30/2000 book value

-    Financing/Aggregate Consideration
     --   50% stock/50% cash

-    Retention and Management Incentives
     --   Significant relative to deal size and number of financial advisors
     --   30 top producers have already signed

-    Integration Plan
     --   Team identified
     --   Expected synergies detailed and quantified

[MONY Group Logo]          [Advest Logo]

SLIDE 7

The MONY Group Inc.

- A 157-year old financial services company with a diverse product range and distribution channels

- Focused on providing financial protection and asset accumulation products to higher income individuals, families and business owners

-    Demutualization, IPO and NYSE listing in 1998

-    Assets:                        $25 billion as of June 30
     Operating earnings:            $210 million in 1999
     Capitalization:                $2.3 billion as of June 30
     Employees:                     2350 as of June 30

- Based in New York City, with HQ of operating subsidiaries in Atlanta (Enterprise) and Cincinnati (US Financial Life)

[MONY Group Logo]          [Advest Logo]

SLIDE 8

MONY's Value Proposition

Target Markets
Higher Income Individuals
Pre-Retirees
Family Builders
Dual Income Families
Small Business Owners

-    Focus on Customer Needs Not Product Sales
-    Ability to Offer Full Range of Protection and Accumulation Products
-    Intimacy and Long Term Customer Relationships
-    Partnership Between Home Office and Field

[Flow chart depicting]

[MONY Group Logo]

SLIDE 9

Grant Kurtz
President and CEO
The Advest Group, Inc.

SLIDE 10

Overview of Advest

A 101-year old regional firm with a strong retail emphasis.

-    Private Client Group
     -- Over 500 Financial Advisors in 91 offices in 16 states & DC serving 300,000 client accounts
     -- Full-service approach: financial planning, brokerage, insurance, trust & investment management
     --   Average annual FA production >$500,000
     --   $30 billion in total client assets under administration

-    Capital Markets
     --   Strong fixed-income sales & trading capability
     --   Leading regional broker dealer in public finance market
     -- Niche focus on equity underwriting advisory & research to small-cap companies in selected industries

[MONY Group Logo]          [Advest Logo]

SLIDE 11

Advest Private Client Group Productivity

Financial Advisors                         # of
1999 GROSS COMMISSIONS              FINANCIAL ADVISORS
----------------------              ------------------
$1.0MM+                                       44               -  ADVEST AVERAGE = $525,000
$700 -999K                                    46               -  INDUSTRY AVERAGE = $455,000
$500 -699K                                    72                       (SOURCE SIA)
$250 -499K                                   206               -  ADVEST MEDIAN = $375,000
Below $250K                                  135               -  INDUSTRY MEDIAN = $350,000
                                             ---                         (SOURCE SIA)
Total                                        503

[MONY Group Logo]          [Advest Logo]

SLIDE 12

Advest Management

Significant Continuity and Experience

Title                                   Name                              Tenure
-----                                   ----                              ------
President & CEO                         Grant W. Kurtz                    15
Senior EVP                              Harry Branning                    18
EVP, CFO                                Martin M. Lilienthal              33
Senior EVP, Admin/Operations            Allen G. Botwinick                32
EVP, Private Client Group               Daniel J. Mullane                 9
Senior EVP, Fixed Income                George Boujoukis                  39
Senior EVP, Capital Markets             John Giesea                       10
EVP, General Counsel                    Lee G. Kuckro                     22

[MONY Group Logo]          [Advest Logo]

SLIDE 13

Advest Net Income From Continuing Operations

$ millions

[Graph depicting]
Fiscal Year ended September 30
1997              14.2
1998              17.0
1999              13.4
2000E             21
2001E             25

Fiscal year to date
3Q99              10.4
3Q00              15.9

- The decrease in 1999 reflects investments in Y2K, technology and investment banking

[MONY Group Logo]          [Advest Logo]


SLIDE 14

Advest Business Mix

Private Client Group Consistently Accounts for About
2/3 of Total Revenue

[Graph depicting]

$ millions

Graph shaded to show portion of whole contributed by (1) Other (2) Interest (3) Capital Markets and (4) Private Clients

1997              275.2
1998              309.8             13%
1999              335.2             8%

3Q99*             249.0
3Q00*             316.4             27%

*Fiscal year to date

[MONY Group Logo]          [Advest Logo]

SLIDE 15

Diversity of Private Client Group Revenues

[Pie Chart depicting]

Other                      3%
Investment Banking         6%
Agency Business            61%
Principal Transaction      13%
Asset Management
And Administration         17%

Fiscal year 1999

[MONY Group Logo]          [Advest Logo]

SLIDE 16

Sam Foti
President and COO
The MONY Group Inc.

SLIDE 17
Pro Forma Organizational Structure

- Advest to Maintain Brand Identity and Management Structure, with Advest CEO Reporting to MONY Chairman & CEO

                                  [FLOWCHART]

                              The MONY Group, Inc.

     MONY Life Insurance Company                  Advest Group

MONY Life Insurance     US Financial Life     Advest, Inc.   Other Subsidiaries
Company of America

Enterprise Capital       MONY Securities
 Management, Inc.

                        Trusted Advisors

Other Life and
   Non-Life


[MONY Group Logo]          [Advest Logo]

SLIDE 18

Integration Strategy

Structure

          Integration Team composed of representatives from both firms
                      - S. Foti to lead integration efforts

Participants

MNY                                                                ADV
R. Daddario             CFO                                        G. Kurtz              President, CEO
K. Levine               CIO                                        H. Branning           Sr. EVP
L. Cohen                Controller                                 A. Botwinick          Sr. EVP, Operations
V. Ugolyn               Chairman, President, ECM                   J. Giesea             Sr. EVP, Capital Markets
R. Connors              SVP, Marketing                             M. Lilienthal         EVP, CFO
P. D'Ambrisi            President, MSC                             D. Mullane            EVP, Private Client Group
J. Davis                VP - Corporate Development                 G. Boujoukos          Sr. EVP, Fixed Income
M. Taylor               VP, Communications                         L. Kuckro             EVP, General Counsel
G. Thakarar             VP, Human Resources
B. Schwartz             SVP, General Counsel

Focus Areas

         Producer Relations
         Sales Development
         Integrating Broker/Dealer Operations
         Financial Reporting
         Communications
         Employee Benefits/Human Resources

[MONY Group Logo]          [Advest Logo]

SLIDE 19

Strategic Value: Growth Opportunities


                                                                                                          Advest
                                                                                                         Banking,
                                                                  MONY        Enterprise    Advest      Trust and
                                     MONY            USFL        Variable        Mutual       Asset       Custodial
                         Number    Protection     Protection     Annuity        Funds        Mgmt.       Services
Advest                   500+         XX             XX            XX             XX          X             X

Career                  2,417          X              X             X              X         XX            XX

BGA's                     236          X              X            XX             XX

Accountants/CPA's         350          X                            X              X         XX            XX

Warehouses                435                                      XX              X
                         Firms

COLI Brokers               58          X

          X = Currently Available            XX = Future Opportunities


[MONY Group Logo]          [Advest Logo]

SLIDE 20

Rich Daddario
EVP and CFO
The MONY Group Inc.

SLIDE 21

Transaction Summary
Consideration                       $31.00 per Advest share based on average
                                    value of $35.00 per MONY share subject to
                                    collar; total equity value of $275 million
                                    based on 8.88 million ADV shares outstanding
                                    plus $16 million pre-tax estimated cost of
Form of Consid.                     cashing out options Advest shareholders
                                    choice of cash, MONY stock or both, with proration so that MONY pays 50.1% in stock and 49.9% in cash overall


Accounting                          Purchase method



[MONY Group Logo]          [Advest Logo]

SLIDE 22

Tax Treatment                 Tax-free reorganization; tax recognized by ADV
                              shareholders electing cash

Approvals                     ADV shareholder approval
                              Regulatory approvals

Timing                        Expected to close fourth quarter 2000

Retention Program             $60 million pool for financial advisors
                              Management incentives linked to post acquisition
                              results

Other                         Due diligence completed; definitive agreement signed
                              19.9% lock-up option; $10 million break-up fee;
                              Holders of approximately 20% of ADV shares agreed to approve deals

SLIDE 23


Impact of Pricing Formula:

                                                            Average MONY Price Per Share during Measurement Period

                                                 $ 24.50      $ 28.00      $ 31.50      $ 35.00     $ 38.50     $ 42.00     $ 45.50
Implied ADV Price per Share
  % Change of MONY Price per Share from $35.00     (30.0%)      (20.0%)      (10.0%)        0.0%       10.0%       20.0%       30.0%
  MONY Share Component of Formula                 0.498x       0.498x       0.443x       0.443x      0.443x      0.406x      0.406x
  Value of MONY Share Component of Formula       $ 12.21      $ 13.95      $ 13.95      $ 15.50     $ 17.05     $ 17.05     $ 18.47
  Fixed Component of Formula                       15.50        15.50        15.50        15.50       15.50       15.50       15.50
Implied ADV Price per Share                      $ 27.71      $ 29.45      $ 29.45      $ 31.00     $ 32.55     $ 32.55     $ 33.97
Totals Based on 8.882 million ADV Shares
Total After-Tax Deal Value ($ in millions)       $   246      $   262      $   262      $   275     $   289     $   289     $   302
Aggregate Value of Cash Paid ($ in millions)         123          131          131          137         144         144         151
Aggregate Value of MONY Stock Issued
  ($ in millions)                                    123          131          131          138         145         145         151
Number of MONY Shares Issued                        5.03         4.68         4.16         3.94        3.76        3.45        3.32

 .443 MNY share component is fixed at MONY average share price between $31.50 and $38.50

Price per share to ADV holders is fixed at $32.55 for MNY average share price between $38.50 and $42.00

Price per share to ADV holders is fixed at $29.45 for MNY average share price between $28.00 and $31.50

Fixed MNY share component of .406 for MNY average share price above $42.00

Fixed MNY share component of .498 for MNY average share price below $28.00

[MONY Group Logo]          [Advest Logo]

SLIDE 24

Strategic Value: Growth Opportunities

Projected Revenue Enhancement

           Estimated Sales Synergies

$ millions                            2001   2002   2003   2004   2005
----------                            ----   ----   ----   ----   ----
Protection - New Annualized Premium      4      8     12     12     12
Annuity - Assets Raised                 30     40     50     50     50
Mutual Funds - Assets Raised           140    230    340    350    350
Managed Accounts                        20     40     50     55     60

[MONY Group Logo]          [Advest Logo]


SLIDE 25

A More Efficient Platform

Transaction Provides Economies of Scale

-    2001
     -- Elimination of certain public company and administrative expenses
         ($3 million pre-tax annualized savings)

-    2002 and beyond
     -- Additional integration opportunities resulting from:
     - Duplicate broker dealer operations
     - Technology efficiencies
     - Marketing
     - Facilities management
     - Training and development
     - Expected pre-tax savings of $10 - 12 million

[MONY Group Logo]          [Advest Logo]

SLIDE 26

FINANCIAL IMPLICATIONS:

-    CREATES VALUE FOR MONY
     -    Priced to exceed 15% hurdle rate

     - Based on 50% stock and 50% debt financing mix, cost of funding is below 10%

-    Accretive to earnings

                           2001             2002             2003              2004             2005
                           ----             ----             ----              ----             ----
         Cash EPS          0.5%             7.5%             8.0%              10.0%            10.5%
     Reported EPS         (4.0%)            3.0%             4.0%               6.5%             7.5%

-    ENHANCES ROE BY 30-40BPS BY 2003
-    DIVERSIFIES REVENUE SOURCES
-    MAINTAINS EXCESS CAPITAL OF $350 MILLION OF MONY LIFE
-    USES SOME, BUT NOT ALL, DEBT CAPACITY


[MONY Group Logo]          [Advest Logo]


SLIDE 27

Pro Forma Capitalization

                                  June 30      Proforma       Proforma
                                    2000     Adjustments
Long Term Debt:
Existing Senior Notes              $  306                      $  306

New Senior Notes Issued                          220(1)(3)        220

  Total Long Term Debt             $  306                      $  526

Stockholders Equity (Excl ACI)     $1,971     $1,330(2)        $2,101

Capitalization                     $2,277                      $2,627

Long Term Debt/Capital                13%                         20%

(1)  Includes acquisition facility and Advest debt.

(2) Includes new shares issued less the portion of the retention pool expensed at closing.

(3)  Advest has $20 million of long term borrowings.


[MONY Group Logo]          [Advest Logo]


SLIDE 28

Michael I. Roth
Chairman and CEO
The MONY Group Inc.

SLIDE 29

Well Structured Transaction

-    Attractive Pricing Relative to Other Securities
     Brokerage Deals
     -- 11x estimated calendar year 2001 earnings
     --  2x 6/30/2000 book value

-    Financing/Aggregate Consideration
     -- 50% stock/50% cash

-    Retention and Management Incentives
     -- Significant relative to deal size and number of financial advisors -- 30 top producers have already signed

-    Integration Plan
     -- Team identified
     -- Expected synergies detailed and quantified

[MONY Group Logo]          [Advest Logo]


SLIDE 30

Summary

Meets MONY's Acquisition Criteria

     -    Creates value for MONY

     -    Enhances distribution

     -    Broadens product offerings

     -    Provides scale

[MONY Group Logo]          [Advest Logo]

SLIDE 31

A Stronger, More Efficient
Platform to Deliver
Customer and Shareholder
Value
                                    August 24, 2000

[MONY Group Logo]          [Advest Logo]

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995

These materials contain forward-looking statements with respect to the anticipated effects of the transaction. Actual results of the transaction could be significantly different. Factors that could affect results include those set forth in the Securities and Exchange Commission filings of Advest and MONY. Although forward-looking statements help to provide complete information about future prospects, readers should keep in mind that forward-looking statements are much less reliable than historical information.

SPEAKER'S NOTES TO SLIDE PRESENTATION

Slide 1

Good morning everyone and thank you for joining us.

I am Michael Roth, Chairman and CEO of the MONY Group and joining me is Grant Kurtz, President and CEO of Advest. Also here from MONY is president and COO Sam Foti, our CFO, Richard Daddario, and Kenneth M. Levine our Chief Investment Officer.

In addition to our conference call participants, we are also broadcasting the call and our presentation over the Internet and through both the mony.com and the advest.com websites.

While MONY had webcast presentations before, I believe this is the first time Advest has done so. So hopefully it will help to demonstrate some of the very real opportunities we have to grow our revenues, leverage our key strengths and compete more successfully in the financial services marketplace.

And that's what this transaction is all about, and why I and my colleagues are very excited to discuss it with you this morning. This is a transaction that makes sense for us from strategic, operating and financial perspectives.

Slide 2



Slide 3



Slide 4

Let me address right at the outset why we believe this transaction is a terrific strategic fit for us.

In addition to both companies having a long history of integrity and professionalism in the marketplace -- MONY for 157 years and Advest for about 101, we both share a similar vision and strategy:

Both are committed to the advice based model --- advice over price. We believe that the key to building a sustainable competitive advantage in the marketplace is through high-quality, highly professional distribution systems.

Both companies have well established brand names that will be leveraged in the high income marketplace and similar management philosophy and strategy that we found to be an advantage when assembling our integration team.

Slide 5

In addition to being a very good strategic fit, the transaction meets the key acquisition criteria that we have articulated many times over the past two years:

-- It's accretive to earnings on a cash EPS basis in our first full year together, and it will be increasingly accretive on a GAAP reporting basis from 2002. It also helps us to improve ROE -- by about 30 to 40 basis points by year-end 2003.

-- The transaction also brings to MONY a high-quality team of over 500 financial advisors in 15 states and Washington, D.C. It therefore enhances our ability to distribute our protection and accumulation products and services in a meaningful way.

-- In addition, it broadens the product offerings available to our current distribution channels. We are focusing in particular on the opportunities we have to roll-out Advest's managed account and trust services to MONY's existing client base.

-- Finally, it provides some economies of scale in the technology and operations and marketing areas. It provides us with the opportunity to leverage our investments in technology -- the systems we have in place between our home office and producers, the many financial and estate planning programs we offer via our Intranet, and the very rich content we offer via our web site.

Slide 6

I have told investors and analysts several times in the past that while we are operating in a pretty tough environment for acquisitions, we would only pursue transactions that make sense. Well, this is one of those transactions. . .its structure and valuation clearly make sense.

Our estimated purchase price is about 11 times projected Advest EPS in 2001, or about 2 times Advest's book value at mid-year 2000.
By structuring the transaction to include payment in both stock and cash, we have ensured it is tax-free to Advest holders. We are also demonstrating the value of our stock as an acquisition currency, which was one of the reasons we pursued demutualization two years ago.

To ensure that we retain and are able to build on the value of the Advest franchise after the acquisition closes, we have put in place a $60 million retention and incentive plan for key Advest financial advisors. As you may know, this is common practice within the industry. I'm happy to report that so far Advest financial advisors have reacted enthusiastically to the transaction; 30 have entered into agreements with us to stay on.

Finally, we have moved quickly to ensure a seamless integration that captures all the synergies and opportunities available to us once the transaction closes. Sam Foti will be heading this team and he will discuss areas of focus in a few minutes.

Slide 7

Let me begin by sharing with you some key information about The MONY Group. Our company is 157 years old -- we were founded in 1843 -- and we were actually the first company to issue a mutual insurance policy. We remained a mutual company for most of our history, and in the late 1990's recognized that to remain successful, we needed the financial flexibility and access to capital that only a public company enjoys. So we undertook what people in the industry call a demutualization, and converted to a public stock company in 1998. Our initial public offering raised over $280 million, and we listed on the New York Stock Exchange under the symbol MNY.

Today, MONY offers a broad range of financial protection and asset accumulation products and services -- a full portfolio of insurance, annuities and mutual funds. In terms of our mix of business, protection accounts for about 2/3 and accumulation about one-third. Our protection business -- the insurance segment -- includes about 600,000 policyholders. The face amount of coverage these policyholders have is about $90 billion.

Our accumulation business -- annuities and mutual funds -- has about $10.6 billion in assets under management. Growth in this segment has been driven by strong sales of Enterprise mutual funds, both through our career agents and through other broker-dealers.

We have been expanding for some time now our ability to market our products and services to our target customer base. Our career agency system, which consists of over 2000 agents across the country, generates about one-half of our total sales. We also offer our mutual funds through broker-dealer firms like Advest, and have experienced considerable growth from this area. Two other high-growth areas have been sales of life insurance through insurance brokerage organizations.

In terms of the relative size of our organization, MONY has about $25 billion in assets, which puts us in the top 50 in our industry. Our total capitalization is about $2.3 billion. Our financial strength is the highest it has ever been. Operating earnings last year were about $210 million. And we now have about 2350 employees.

Our organization has been based in New York City since our founding. As we have grown, and either acquired or started-up subsidiary businesses, the headquarters of those operations have been in other locations. For example, we have a major operations center in Syracuse, New York. Our Enterprise mutual fund company is based in Atlanta, and US Financial Life, which we acquired in 1998, continues to be based in Cincinnati.

Slide 8

If there were one phrase that really captures our approach to doing business, it's advice over price. This is what we call our value proposition -- which sets us apart and is the source of sustainable competitive advantage in the marketplace. To successfully implement this approach, we have worked hard to ensure that all the piece of the puzzle are in place:

-- A sharp understanding and focus on our target customers

-- A full product portfolio of insurance, annuities and mutual funds that offer quality and are highly competitive in the marketplace

-- A commitment to building long-term customer relationships that are based on trust and value-added advice and service

-- A true partnership between our distribution channels who have those customer relationships and our home office staff in product development, pricing, marketing, operations, technology and customer service. In this way, we ensure that all of us understand what the customer wants and that we have provided our agents and other distribution channels with the tools and support services that they need to build client relationships.

Slide 9

Thank you, Michael, and good morning to everyone. I and my colleagues here at Advest are very excited about joining with The MONY Group. We believe this transaction is in the best interest of our shareholders, our employees -- and our customers.

As Michael mentioned, our firms share many common attributes. We are both focused squarely on helping clients understand and meet their financial and retirement planning needs. We both believe that high-quality financial professionals have an important role to play in this process. . .that our target market clients want -- and are willing to pay for -- value added advice and service.

And that's really what today's transaction is all about. It strengthens our collective ability to meet the needs of our clients. . . and in so doing enables us to build value for shareholders.

Slide 10

Let me provide you with some background information about Advest. Our firm was founded over 100 years ago. Today, we are a leading regional broker-dealer, with two primary businesses: Private Client Group, which is larger and accounts for about 2/3 of our revenue, and the Capital Markets Group, which includes both fixed income and equity capital markets operations.

The Private Client Group consists of 500 financial advisors working out of 91 offices in 15 states and Washington, D.C. Our 300,000 client accounts total about $30 billion in assets. Our financial advisors are among the most professional and productive in the industry. And they offer a full-service approach: brokerage services, financial planning, insurance, trust and investment management.

In the capital markets side of our business, we have developed a strong, focused fixed income sales and trading capability that is increasingly contributing to our firm's success. This business operates out of offices in (list of cities; we added offices this year in Denver, Long Island, NY, and Salt Lake City.

We have been -- and continue to be -- a leader in the public finance business in New England. Our equity capital markets business provides underwriting and advisory services to small-cap companies in selected industries. We have this year consolidated our investment banking operations into our New York City office and have sharpened their focus on financial institutions, technology and consumer industries. We believe these changes will align our resources with new business opportunities that provide attractive returns.

Slide 11

I mentioned a moment ago that our financial advisors are among the most productive in the industry, and I would now like to share some statistics with you that underscore this point. The average level of commissions generated by our financial advisors is about $525,000; this compares with the
industry average of $455,000.   Looked at another way, the median level of
commissions generated by our financial advisors is about $375,000 versus the industry median of $350,000. Almost one-tenth of our financial advisors are generating over $1million per year in commissions.

While our level of productivity is high, we believe there is considerable room for growth. We, like many firms in our business, are providing more tools, more products, more services, more education and training that will enable our financial advisors to increase the share of wealth that our clients entrust to them. Our combination with MONY will only serve to accelerate and strengthen our ability to achieve this goal.

Slide 12

If our Private Client Group is the foundation of our firm, then our management team is the mortar that holds that foundation together. Like MONY's management team, we are a cohesive group that has worked together for some time, ensuring stability and consistency of purpose. It also enables us to maintain close contact with our financial advisors and to offer them personalized service that larger firms simply can not match.

Slide 13

Let's look at our financial performance. The three-year, compound average growth rate in earnings -- from 1997 to 2000 -- is about 11%. This is based on a fiscal year 2000 estimate -- our fiscal year ends September 30th -- of $19.8 million.

On a year-over year basis, we expect the increase in earnings to be about 47%, though this is off a base year -- 1999 -- that was affected by investments in our investment banking business. Higher spending related to Y2K issues was another factor, as was the increased investment we made in the area of technology to enhance the services we deliver to our clients via the Internet.

The increase we have seen through the first nine months of our current fiscal year is about 52%, and we are on track to produce record revenues and earnings this year. Our financial advisors' production continues to remain high, Investment Management Services is enjoying another record year, and Boston Advisors, our investment advisory subsidiary, introduced new money funds in order to capture and consolidate almost $1 billion held in outside funds.

Going forward, we expect 2001 to be another record year, with net income increasing by over 25%. Part of the increase will be due to the savings resulting from our joining with MONY, in such areas as corporate overhead and administration from no longer being a public company.

Slide 14



Slide 15



Slide 16

Thank you, Grant, and good morning to everyone participating in this conference call. We welcome The Advest Group and its employees to The MONY Group. Our goal is to ensure that the integration of our firms is seamless and that we capture the growth opportunities and synergies as effectively as possible. I look forward to leading this effort as we go forward.

Slide 17

Let's talk now about exactly where Advest will fit into the MONY Group when the transaction is complete.

As you can see here, Advest will be a subsidiary of the MONY Group holding company. The firm will keep its organizational structure, name, management team and will remain based in Hartford at its current location.

Slide 18

Advest and MONY employees will form an integration team whose primary focus is on making sure that we take advantage of all the opportunities that our organizations face as we join together.

The integration team's focus will be to develop plans to increase growth and to take advantage of potential synergies wherever possible. For example, activities such as stock company functions will now be absorbed by MONY. That's because a key element in the success of this partnership will be to effectively utilize the human and technological resources of both organizations. By combining our talents and abilities, we should create a stronger more efficient platform that can grow faster and more profitably than if we stay apart.

Slide 19

But this is not the only growth opportunity Advest will enjoy with The MONY
Group.

One of the most interesting aspects to the combination is that it expands the range of proprietary products available for both our clients. MONY's product range includes insurance, annuities and mutual funds, all of which have been high-growth areas for Advest.

In the same way, we believe the quality of Advest's products and services will enable us to expand sales through MONY's current distribution channels. Advest's managed account product, for example, is a perfect complement for MONY's career insurance agents.

Slide 20



Slide 21

Thank you Sam.

As you heard from Michael, this is an attractively priced transaction when compared with similar, recently announced transactions. The consideration paid to Advest shareholders based upon a MONY $35 per share price is $275 million. There are approximately 8.9 million shares outstanding. This pricing is subject to collar, as we will discuss later.

In addition, MONY will cash out existing Advest options for $16 million pretax. The transaction will be accretive net of goodwill amortization of $7 Million per year. The goodwill will be amortized over 20 years.

Slide 22

This transaction will be a tax-free reorganization. Income tax will be recognized by Advest shareholders to the extent that they receive cash consideration. The transaction is subject to certain regulatory approvals and the approval of the Advest shareholders. We expect to receive these approvals in a timely manner and to close the transaction during the 4th Quarter of this year.

We have established a $60 million retention pool for Advest Financial Advisors. A substantial portion of this amount will be amortized over a 5-year period.

In addition, as is the case with MONY's existing incentive plans, Advest's management incentive plans will be linked to financial results that make this transaction a success.

We have completed due diligence and definitive agreements have been signed by both parties. As with similar transactions, features include, customary lockup provisions, a break-up fee, and support agreements. Shareholders representing more than 20% of Advest shares outstanding have already agreed to the terms of the transaction.

Slide 23

This graphic demonstrates the impact of a change in the per share price of MONY stock during measurement period. Based on $35 price per share (the center column), you can see the $275 million consideration. Notice also that MONY will issue approximately 3.9 million new shares as a result of this arrangement. As the share price of MONY stock moves up or down from the $35 level, the consideration paid and the number of shares issued will change as illustrated.

Slide 24



Slide 25

In addition to maximizing growth opportunities, our integration team is already at work to identify possible expense savings. We have identified areas that produce $3 million of annualized expense savings in the first full year, and will generate $10 - $12 million more in second full year. As I mentioned, we believe technology is the key and will look to reduce and eliminate duplicate expense wherever possible.

Rich Daddario will now provide you with more detailed information on the financial aspects and implications of the transaction.

Slide 26

We are excited about the financial benefits of this transaction to MONY. To begin with the transaction creates significant value for the enterprise. It is priced to exceed a 15% hurdle rate. This compares to a cost of capital of less than 10% based upon financing the deal using 50% stock / 50% cash.

On a cash basis, the transaction is slightly accretive in year one, and grows to more than 10% over time. On a reported basis, we expect that the transaction will result in 4% dilution in the first calendar year.
Thereafter we expect to see accretion of 3% growing to more than 7% over time. The amount of non-cash goodwill is $.14 per share.

Also, the transaction enhances MONY's ROE by 30 to 40 bp in 2003 and helps us to achieve our long-term target.

Other benefits include a further diversification of MONY's revenues and sources of income, maintenance of excess capital in MONY Life of $350 Million and use of some, but not all, of our debt capacity.

Slide 27

This graphic details the pro-forma capitalization of the firm. It shows MONY's existing $300 Million in debt, the addition of $200 Million in new debt as well as the $20 Million in debt already at Advest.

We also show the increase in stockholder equity resulting from the issuance of new shares. The total capitalization of the firm is then slightly more than $2.6 Billion.

MONY's debt to capital ratio remains well within industry norms at approximately 20%.

I'll now turn the presentation back over to Michael for his concluding remarks.

Slide 28

Thank you, Rich, Sam and Grant.

Before we take your questions, I would like to reiterate a few key points about this transaction.

You have heard us discuss why we believe this is an attractive combination, from a strategic, operating and financial perspective.

Slide 29

It's attractively priced, from both MONY's perspective and it also provides real value for Advest shareholders.

And it's been structured in such a way as to ensure no disruption in sales and business operations, and to quickly take advantage of expense savings opportunities.

Slide 30

And it clearly falls within the parameters we have set and articulated regarding acquisitions.

It will, in short, enable us to grow revenues, earnings and to improve our ROE.

It broadens our distribution channels and our product offerings.

And it creates economies of scale.

For all of these reasons, we believe this transaction is truly a win-win situation. . . for MONY and Advest. . .for our companies' shareholders. . . and for our clients.

Thank you.

Slide 31

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995

These materials contain forward-looking statements with respect to the anticipated effects of the transaction. Actual results of the transaction could be significantly different. Factors that could affect results include those set forth in the Securities and Exchange Commission filings of Advest and MONY. Although forward-looking statements help to provide complete information about future prospects, readers should keep in mind that forward-looking statements are much less reliable than historical information.

ADDITIONAL INFORMATION AND WHERE TO FIND IT


Advest plans to file a Registration Statement on SEC Form S-4 containing a proxy statement/prospectus and other relevant documents with the SEC. Before making any voting or investment decisions, investors and security holders are urged to carefully read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about MONY, Advest, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC through the web site maintained by the SEC at http://www.sec.gov.

Both companies' shares are traded on the New York Stock Exchange (ticker symbols ADV and MNY). Both companies file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by the companies at the SEC public reference rooms at 450 Fifth St., N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York and Chicago.

PARTICIPANTS IN SOLICITATION

Advest, its directors, executive officers and certain members of management and employees may be soliciting proxies from Advest stockholders in favor of the approval of the merger agreement. A description of any interests, direct or indirect, that Advest's directors and executive officers have in the transaction will be included in the proxy statement/prospectus.